Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2012. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three  months ended March  31, 2012.

(Skr millions)
Senior debt:
Long-term	221,954.6
Short-term	47,459.3
Total senior debt (1), (2)	269,413.9

Subordinated debt:
Long-term	2,926,0
Short-term	—
Total subordinated debt (1)	2,926,0

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990.0
Reserves	201.9
Retained earnings	10,228.1

Total	14,420.0

Total capitalization	286,759.8

(1)                                  At March 31, 2012, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2012.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since March  31, 2012.